UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No.1)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE  ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________to ___________

COMMISSION FILE NUMBER 000-32469

THE PRINCETON REVIEW, INC. 401(k) EMPLOYEE SAVINGS PLAN
 (Full title of the plan)

 THE PRINCETON REVIEW, INC.
 (Name of the issuer of the securities held pursuant to the plan)

2315 Broadway
New York, New York     10024
 (Address of principal executive office of the issuer)

Pursuant to this Form 11-K/A, the registrant amends the title, text of, and references to the Independent Auditor’s Report contained in its Annual Report on Form 11-K for the year ended December 31, 2003. There have been no other changes made to the Form 11-K for the year ended December 31, 2003.

Index

Item

Report of Holtz Rubenstein & Co., LLP, Independent Registered Public Accounting Firm
Statements of net assets available for benefits at December 31, 2003 and 2002
Statement of changes in net assets available for benefits for the year ended December 31, 2003
Notes to financial statements
Supplemental Schedule
Signature
Exhibit 23.1—Consent of Holtz Rubenstein & Co., LLP, Independent Registered Public Accounting Firm

THE PRINCETON REVIEW, INC.
401(k) EMPLOYEE SAVINGS PLAN

REPORT ON AUDIT OF FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
     of The Princeton Review, Inc.
     401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Princeton Review, Inc. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HOLTZ RUBENSTEIN & CO., LLP

May 28, 2004
Melville, New York

Statements of Net Assets Available for Benefits

December 31,	2003	2002

Assets

Investments	$6,253,456	$3,722,369
Participant Contributions Receivable	—	14,280
Employer Contributions Receivable	—	2,557
Participant Loans Receivable	172,759	97,805

Net Assets Available for Benefits	$6,426,215	$3,837,011

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$1,325,768
Interest and dividend income	51,060

1,376,828

Contributions:
Participant contributions	1,156,022
Employer contributions	193,842
Rollover contributions	167,709

1,517,573

Total Additions	2,894,401

Deductions from Net Assets Attributed To:
Benefits paid to participants	302,667
Administrative expenses	2,530

Total Deductions	305,197

Net Increase in Net Assets Available for Benefits	2,589,204
Net Assets Available for Benefits, beginning of year	3,837,011

Net Assets Available for Benefits, end of year	$6,426,215

Notes to Financial Statements

Year Ended December 31, 2003

1.	Plan Description

The following description of The Princeton Review, Inc. 401(k) Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan covers the employees of Princeton Review Management, LLC, Princeton Review Publishing, LLC, Princeton Review Products, LLC, and Princeton Review Operations, LLC (the “Company”).

General - The Plan is a qualified voluntary defined contribution plan, which contains a cash or deferred arrangement (“CODA”), also known as a “401(k) Plan”. Prior to July 1, 2003, all salaried employees of the Company, age twenty-one or older, that completed one year of service were eligible to participate in the Plan. The Plan was amended, effective July 1, 2003, to eliminate the one year service requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The assets of the Plan are invested in funds held by Prudential Retirement Services (“Prudential”) and are valued on the last day of the Plan year. Effective January 15, 2002, the Plan was amended to allow participants to purchase shares of the common stock of The Princeton Review, Inc.

Contributions - Participants may make elective contributions from 2% up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make discretionary matching contributions. Matching contributions are available to participants that completed one year of service. Additional amounts may be contributed at the option of the Company. Contributions are invested into various investment options offered by the Plan in accordance with each participant’s direction. Contributions are subject to certain limitations imposed by law.

Participant accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, if any, and an allocation of the increases (decreases) in the value of the investment funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefits -

	i.	Vesting benefits - Participants are 100% vested in their contributions, employer discretionary contributions, plus actual earnings thereon.

ii.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the participant’s vested interest in his or her account generally in a lump-sum amount. The normal retirement age is 65.

Participant loans - The Plan provides that loans are available to all Plan participants on a nondiscriminatory basis. Plan participants can borrow the lesser of $50,000 or 50% of the vested account balance. The loans are secured by the participants’ vested balance and are payable through payroll withholdings. Loans must be approved by the Plan Administrator and are subject to a strict set of rules established by law.

Administrative expenses - The Company absorbs certain of the administrative charges associated with the Plan.

Unallocated assets - At December 31, 2003 and 2002, unallocated assets totaled approximately $370. Such unallocated assets may be used to reduce future employer contributions or to reduce the Plan’s liabilities.

2.	Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

Valuation of investments - The investments in the Plan are stated at fair market value based upon quoted market prices, except for participant loans which are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Any unrealized gains and losses are computed based on differences between market and cost as of closing of the reporting period. Any realized gains and losses are computed based on differences between fair market value, on the date of sale, and cost as of the purchase date, on a first-in, first-out basis.

Investment income - Investment income includes dividends and interest collected during the plan year and amounts accrued but not collected as of the valuation date. The investment income is determined and allocated to the Plan by Prudential.

Benefit payments - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4.	Investments

The following presents investments at December 31, 2003 and 2002 that represent 5% or more of the Plan’s net assets:

December 31,	2003	2002

Prudential Dryden Stock Index Fund Z; 39,573 shares, and 31,879 shares, respectively	$981,018	$624,826

Prudential Jennison Growth Fund A; 38,919 shares, and 39,406 shares, respectively	508,286	396,428

Oppenheimer Global Fund A; 16,816 shares, and 15,015 shares, respectively	866,073	544,150

AIM Basic Value A; 39,850 shares, and 29,924 shares, respectively	1,165,200	654,132

Growth Fund of America; 49,148 shares, and 38,817 shares, respectively	1,206,080	716,941

Dreyfus Premier Core Bond A; 23,656 shares, and 14,747 shares, respectively	351,289	212,511

5.	Tax Status

The Plan adopted a prototype plan document sponsored by Prudential Mutual Fund Management, Inc. The Company is in the process of obtaining a determination from the Internal Revenue Service that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code.

6.	Related Party Transactions

Certain plan investments are shares of mutual funds managed by Prudential. Prudential Trust Company is the Plan Trustee, as defined by the Plan. The Plan also invests in common shares of The Princeton Review, Inc., the Plan Sponsor as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated there under.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Subsequent Events

During February 2004, the Plan added The Alliance Bernstein Balanced Fund, The Davis New York Venture Fund, The American EuroPacific Fund and The Prudential Stable Value Fund as available investment options. Additionally, the Prudential MoneyMart Assets was removed as an investment option.

Effective, April 1, 2004, the common stock of The Princeton Review, Inc. was removed as an investment option of the Plan.

(EIN)13-3432057; (PN) 001; SCHEDULE H, LINE 4i; FORM 5500

Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value

*	Prudential Moneymart Assets	Investment in Registered Investment Co.		$172,696
*	Prudential Dryden Stock Index Fund	Investment in Registered Investment Co.		981,018
*	Prudential Jennison Growth Fund	Investment in Registered Investment Co.		508,286
	Oppenheimer Global Fund	Investment in Registered Investment Co.		866,073
	Fidelity Advisor Mid Cap Fund	Investment in Registered Investment Co.		289,159
	Aim Basic Value Fund	Investment in Registered Investment Co.		1,165,200
	Franklin Balance Sheet Investment Fund	Investment in Registered Investment Co.		275,067
	Growth Fund of America	Investment in Registered Investment Co.		1,206,080
	Franklin US Government Securities Fund	Investment in Registered Investment Co.		240,331
	Dreyfus Premier Core Bond	Investment in Registered Investment Co.		351,289
*	The Princeton Review, Inc.	The Princeton Review Common Stock, 20,334 shares; $.01 par value		198,257

				$6,253,456

	Participant Loans	Bearing interest at varying rates from 5.00% to 9.50% per annum maturing at various dates through September 2013		$172,759

*      Indicates party-in-interest.

**    Column (d) cost information is not required when reporting investments directed by participants.

SIGNATURE

          The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amended annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCETON REVIEW, INC. 401(K) EMPLOYEE SAVINGS PLAN

Date: July 12, 2004	By:	/s/ STEPHEN MELVIN

Stephen Melvin Chief Financial Officer and Treasurer of the Issuer and Administrator of the Plan